Exhibit 2.2
AMENDMENT NUMBER TWO TO THE
BEVERLY ENTERPRISES, INC.
SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN
(As Amended and Restated Effective as of April 1, 2000)
     Amendment Number Two made this _________ day of December 2005, by Beverly Enterprises Corporation (the “Corporation”).
WITNESSETH
     WHEREAS, the Corporation sponsors the Beverly Enterprises, Inc. Supplemental Executive Retirement Plan, as amended and restated effective as of April 1, 2000 (the “Plan”);
     WHEREAS, the Plan is an unfunded plan maintained primarily to provide deferred compensation and retirement benefits for a select group of management or highly compensated employees within the meaning of sections 201, 301, and 401 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and is therefore exempt from the provisions of Parts 2, 3, and 4 of Title I of ERISA;
     WHEREAS, Section 8.3 of the Plan provides that the Corporation or Committee may amend, modify, or terminate the Plan at any time and for any reason;
     WHEREAS, IRS Notice 2005-1 (Q&A-20(a)) provides that a nonqualified deferred compensation plan may be amended to terminate the plan, and to distribute the earned and vested amounts subject to such termination during 2005, and that such an amendment will not violate Section 409A(a)(2), (3), or (4) of the Internal Revenue Code of 1986 (the “Code”), as long as (i) the amendment is enacted and effective in 2005 and (ii) such earned and vested amounts are included in participants’ income in 2005;
     WHEREAS, by resolutions dated December 20, 2005, the Board of Directors of the Corporation has directed that the Plan be amended to provide for its termination in accordance with Section 8.3;
     NOW, THEREFORE, the Plan is hereby amended, effective as of December ___, 2005, to insert a new paragraph at the end of Section 8.3 that provides in its entirety as follows:
     Termination of the Plan. Notwithstanding any provisions of the Plan to the contrary, the Plan shall be terminated as of December ___, 2005 (the “Termination Date”). Immediately before the termination of the Plan, each Participant who has not terminated employment as of the Termination Date shall be fully vested in his benefit under the Plan. For this purpose, a Participant’s benefit under the Plan shall equal the present value (using as a discount rate the Moody’s rate specified in SERP for valuing lump-sum payments) of all accrued benefits under the Plan, taking into account any additional service credit and enhancement to final average compensation provided under Section 4.3(b) of the Plan as if a Change in Control had occurred, but without regard to SERP’s provision imposing a 15% “haircut” for early payment. The Employer shall distribute to the Participants and their beneficiaries the entire benefit to which they are entitled under the terms of the Plan in a single lump-sum payment on or before December 31, 2005. Following such distribution, the Employer shall have no further obligation to Participants or their beneficiaries under the Plan, and no Participant or beneficiary shall be entitled to any additional benefit under the Plan.
     IN WITNESS WHEREOF, the Corporation has caused this Amendment Number Two to the Supplemental Executive Retirement Plan to be executed by a duly authorized representative as of the day and year first written above, and to be effective as stated herein.

BEVERLY ENTERPRISES, INC.

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